UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 1, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591 AND 33-77022) AND FORM F-10 (FILE NO. 333-198566) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated December 3, 2015
•	Press Release dated December 21, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: January 1, 2016	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge announces 14 percent quarterly dividend increase in 2016

CALGARY, ALBERTA – December 3, 2015 – Enbridge Inc. (“Enbridge” or “the Company”) (TSX:ENB) (NYSE:ENB) today announced that its Board of Directors has declared a quarterly dividend of $0.53 per common share, payable on March 1, 2016 to shareholders of record on February 16, 2016. The dividend reflects a 14 percent increase from the prior quarterly rate, marking the twenty-first consecutive year of increased dividends for the Company.

“The core of our shareholder value proposition is our reliable business model, which continues to deliver strong and predictable results and dividend growth,” said Al Monaco, President and Chief Executive Officer. “The 14 percent dividend increase reflects the confidence we have in our outlook, underpinned by the strength of our businesses, an industry leading growth program and our sound financial position. Over the last two years, we have increased our dividend by over 50 percent while maintaining strong available cash flow coverage.”

Enbridge also announced a guidance range for 2016 available cash flow from operations (“ACFFO”) per share of $3.80 to $4.50. The growth in the Company’s ACFFO per share guidance range for 2016 reflects growth from its existing businesses and the successful execution of its capital program. This includes projects brought on in 2015 such as the Mainline Expansion Program, the Edmonton-to-Hardisty Pipeline, the Line 9 Reversal and the Woodland Pipeline Expansion. In addition, the Company provided a guidance range for 2016 Adjusted Earnings Before Interest and Taxes (“EBIT”) of $4.4 billion to $4.8 billion enterprise-wide.

Mr. Monaco continued, “We are entering 2016 well positioned to execute on our five-year strategic plan. Our plan includes a $38 billion growth program, $25 billion of which is commercially secured and in execution. It is expected to generate compound average annual ACFFO per share growth of 15 to 18 percent through 2019 and annual average dividend per share growth of 14 to 16 percent.”

“In this challenging commodity price environment, we remain focused on reliable and safe operations, which, together with disciplined cost management and providing access to the best markets, ensures cost effective transportation for our customers. Looking forward, we are positive on the strong longer-term energy fundamentals supporting each of our businesses, which provide significant opportunities to both extend and diversify growth well beyond 2019.”

DIVIDEND DECLARATION

On December 2, 2015, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on March 1, 2016 to shareholders of record on February 16, 2016.

Common Shares	$0.53
Preference Shares, Series A	$0.34375

Preference Shares, Series B	$0.25
Preference Shares, Series D	$0.25
Preference Shares, Series F	$0.25
Preference Shares, Series H	$0.25
Preference Shares, Series J	US$0.25
Preference Shares, Series L	US$0.25
Preference Shares, Series N	$0.25
Preference Shares, Series P	$0.25
Preference Shares, Series R	$0.25
Preference Shares, Series 1	US$0.25
Preference Shares, Series 3	$0.25
Preference Shares, Series 5	US$0.275
Preference Shares, Series 7	$0.275
Preference Shares, Series 9	$0.275
Preference Shares, Series 11	$0.275
Preference Shares, Series 13	$0.275
Preference Shares, Series 15	$0.275

CONFERENCE CALL

Enbridge will hold a conference call on Thursday, December 3, 2015, at 6:30 a.m. Mountain Time (8:30 a.m. Eastern Time) to discuss its 2016 guidance. Analysts, members of the media and other interested parties can access the call toll-free at 1-800-447-0521 from within North America and outside North America at 1-847-413-3238, using the access code of 41209869#. The call will be audio webcast live at http://edge.media-server.com/m/p/n8twjkiu. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available toll-free at 1-888-843-7419 within North America and outside North America at 1-630-652-3042 (access code 41209869#) until December 10, 2015.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

Forward Looking Information

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as

“anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to: adjusted earnings before interest and taxes and adjusted earnings before interest and taxes per share guidance; ACFFO or ACFFO per share guidance; dividend payout policy and dividend payout expectation; and longer-term energy fundamentals.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; expected exchange rates; inflation; interest rates; availability and price of labour and pipeline construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; credit ratings; capital project funding; expected earnings/(loss) or adjusted earnings/(loss) before interest and taxes; expected earnings/(loss) or adjusted earnings/(loss) before interest and taxes per share; expected future cash flows and expected future ACFFO; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to adjusted earnings guidance, ACFFO guidance, operating performance, regulatory parameters, project approval and support, weather, economic and competitive conditions, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices and supply of and demand for commodities. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted earnings/(loss) before interest and taxes and ACFFO. Adjusted earnings/(loss) before interest and taxes represents earnings or loss attributable to common shareholders adjusted for interest, taxes and unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s periodic MD&A. Adjusting items referred to as changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in regulatory assets and liabilities and environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted earnings/(loss) before interest and taxes and ACFFO provide useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted earnings/(loss) before interest and taxes to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted earnings/(loss) before interest and taxes and ACFFO are not measures that have standardized meaning prescribed by accounting principles generally accepted in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

NEWS RELEASE

Enbridge Inc. and Enbridge Energy Partners, L.P. Comment on

Minnesota Public Utilities Commission Hearing

CALGARY, ALBERTA – December 21, 2015 – The Minnesota Public Utilities Commission (Commission) voted, at its most recent hearing on December 17, 2015, on several matters regarding the process to review the applications for a certificate of need and route permit for Enbridge Energy Partners, L.P.’s (“EEP”) proposed Sandpiper pipeline and EEP’s portion of the Line 3 pipeline replacement project (“L3R”). The L3R project encompasses replacement of all segments of Line 3 between Hardisty, Alberta and Superior, Wisconsin and involves both EEP and Canadian subsidiaries of Enbridge Inc. (“ENB”, and together with EEP, “Enbridge”). Enbridge believes that most of those decisions were consistent with Enbridge’s expectations and that they provide clarity on process matters related to execution of the pipeline projects. The outcome of one of the Commission’s votes, however, contemplates the need to finalize an environmental impact statement for the pipeline projects prior to, rather than contemporaneously with, the Commission addressing other required matters. If upheld in the final order, this requirement could potentially delay the completion dates of the pipelines beyond the dates originally anticipated by Enbridge.

Enbridge will not be in a position to fully assess the potential impact of the Commission votes until it has had an opportunity to review the formal written order, which is not expected to be released for approximately 30 to 60 days. Following receipt of the order, Enbridge will take any necessary steps to ensure the timely completion of the pipelines.

About Enbridge Inc.

Enbridge Inc. (NYSE:ENB) (TSX:ENB), a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in nearly 2,000 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Top Employers for 2015. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About Enbridge Energy Partners, L.P.

Enbridge Energy Partners, L.P. (NYSE:EEP) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. Enbridge Energy Management, L.L.C. manages the business and affairs of EEP and its sole asset is an approximate 16 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. of Calgary, Alberta, is the general partner of EEP and holds an approximate 21 percent interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to project commencement, construction and completion, project equity investors, operating performance, regulatory parameters, competition, growth, economic conditions, and the renewable energy market. A further discussion of the risks and uncertainties facing Enbridge Inc. and Enbridge Energy Partners, L.P. the Company can be found in their respective filings with Canadian and United States securities regulators. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Media	Investment Community
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: 1-888-992-0997	(403) 266-7922
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com

Enbridge Energy Partners, L.P.

Midcoast Energy Partners, L.P.

Investor Relations Contact	Media Contact
Sanjay Lad, CFA	Terri Larson, APR
Toll-free: (866) EEP INFO or (866) 337-4636	Telephone: (877) 496-8142
E-mail: eep@enbridge.com	E-mail: usmedia@enbridge.com
Website: www.enbridgepartners.com